1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	January 6, 2016	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(I) THE RESOLUTIONS PASSED AT THE FIFTEENTH MEETING OF THE SIXTH

SESSION OF THE BOARD OF DIRECTORS; AND

(II) APPOINTMENT OF GENERAL MANAGER

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.51(2), 13.10B and 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (the “Listing Rules”).

Notice of the fifteenth meeting (the “Meeting”) of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 3 January 2016 by way of written notices or e-mails. The Meeting was held on 6 January 2016 at the headquarters of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by way of correspondence. Ten directors of the Company (the “Directors”) were required to attend the Meeting and all of them were present. The Meeting was held in compliance with the requirements of the relevant laws and regulations, and the articles of association of the Company.

The ten Directors present at the Meeting unanimously agreed and passed the following resolutions:

1.	To consider and approve the proposal in relation to appointment of the general manager of the Company.

Pursuant to the nomination by the chairman of the Board, which was considered and approved by the nomination committee of the Board, it was considered and approved that Mr. Wu Xiangqian, a Director, be appointed as the general manager of the Company with his term of service in line with the sixth session of the senior management of the Board and with immediate effect. The independent non-executive Directors agreed on this proposal.

The biographical details of Mr. Wu Xiangqian are as follows:

Mr. Wu Xiangqian, aged 49, a research fellow in applied engineering technology and a doctor of engineering. Mr. Wu joined the predecessor Company in 1988. In 2003, he was appointed as a deputy head of Jining No.3 Coal Mine of the Company. In 2004, Mr. Wu was appointed as the deputy head and chief engineer of Jining No.3 Coal Mine. In 2006, he was appointed as the head of Jining No.3 Coal Mine. In March 2014, he was promoted as the chairman and general manager of Yanzhou Coal Ordos Neng Hua Co., Ltd. and chairman of Inner Mongolia Haosheng Coal Mining Co., Ltd. In May 2014, he was appointed as a Director. Mr. Wu graduated from China University of Mining and Technology.

As at the date of this announcement, Mr. Wu is interested in 10,000 A shares of the Company.

As far as the Directors are aware and save as disclosed above: (i) Mr. Wu Xiangqian does not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) Mr. Wu Xiangqian has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Wu Xiangqian has no other major appointment or professional qualification; (iv) Mr. Wu Xiangqian does not have any other relationship with any other Director, senior management or substantial or controlling shareholder of the Company; and (v) Mr. Wu Xiangqian does not have, nor is deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this announcement, the Company and Mr. Wu Xiangqian have not entered into any service contract which provides for a specified length of service. The remuneration of Mr. Wu Xiangqian will be determined by the Board with reference to his duties, responsibilities, experience and the prevailing market conditions.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the proposed appointment of Mr. Wu Xiangqian which is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the shareholders of the Company.

2.	To consider and approve the proposal in relation to change of chief financial officer of the Company.

Pursuant to the nomination by the general manager of the Company, which was considered and approved by the nomination committee of the Board, it was considered and approved that Mr. Zhao Qingchun be appointed as the chief financial officer of the Company with his term of service in line with the sixth session of the senior management of the Board and with immediate effect. The independent non-executive Directors agreed on this proposal. Mr. Wu Yuxiang, a Director, will no longer concurrently serve as the chief financial officer of the Company. The Board would like to express its sincere gratitude to Mr. Wu Yuxiang for his valuable contributions to the Company during his term of service as the chief financial officer of the Company.

The biographical details of Mr. Zhao Qingchun are as follows:

Mr. Zhao Qingchun, aged 48 is a senior accountant with an EMBA degree. Mr. Zhao joined the predecessor Company in 1989 and was appointed as the chief accountant at the finance department in 2002; as the head of the department of planning and finance in 2006; as the vice chief financial officer and the head of the department of finance of the Company in March 2011. In March 2014, Mr. Zhao was appointed as the assistant general manager and the head of finance management department of the Company. He was also appointed in November 2015 as the head of the futures finance department of the Company. Mr. Zhao graduated from Nankai University.

3.	To consider and approve the proposal in relation to the amendments to the “Terms of Reference for the Audit Committee of the Board”

Pursuant to the regulatory requirements of the Hong Kong Stock Exchange, it was considered and approved that amendments be made to the “Terms of Reference for the Audit Committee of the Board” to expand the duties of the Audit Committee of the Board with regard to aspects relating to risk management.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

6 January 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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